SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                         FORM 11-K

          ANNUAL REPORT PURSUANT TO SECTION 15(d)
           OF THE SECURITIES EXCHANGE ACT OF 1934

        For the Fiscal Year ended December 31, 1995

                       OWENS CORNING
                 SAVINGS AND SECURITY PLAN

                       OWENS CORNING
                      Fiberglas Tower
                    Toledo, Ohio  43659

                 Commission File No. 1-3660

- -------------------------------------------------------------


                    REQUIRED INFORMATION

(a)  Financial Statements.

   1.   Report of Independent Public Accountants

   2. Statements of Net Assets Available for Benefits - as of December 31, 1995 and 1994

   3.    Statements  of  Changes  in  Net  Assets
         Available for Benefits -
         for the years ended December 31, 1995, 1994 and 1993

   4.    Notes to Financial Statements

   5.    Supplemental Schedules:

         Schedule I - Item 27a - Schedule of Assets Held  for
         Investment Purposes as of December 31, 1995

         Schedule  II  -  Item 27d - Schedule  of  Reportable
         Transactions for the Year Ended December 31, 1995

(b)  Exhibit.

   Consent of Arthur Andersen LLP


                         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         OWENS CORNING
                         SAVINGS AND SECURITY PLAN


                         By   /s/ Michael I. Miller
                           Michael I. Miller
                              Chairman,   Investment   Review
Committee


                    Dated:  June 20, 1996
          REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Plan Administrator,
Owens Corning
Savings and Security Plan:


We have audited the accompanying statements of net assets available for benefits of the OWENS CORNING SAVINGS AND
SECURITY PLAN as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1995. These financial statements and supplemental schedules are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Owens Corning Savings and Security Plan as of December 31, 1995 and 1994, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year ended December 31, 1995, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                           ARTHUR ANDERSEN LLP

Toledo, Ohio,
  June 10, 1996.
                                       -1-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1995 AND 1994

                                                                          1 9 9 5
                                                      Supplemental Information By Fund
                                           --------------------------------------------
                                              Company      Managed      Indexed        Fixed
                                               Stock       Equity       Equity        Income
                                               Fund         Fund         Fund          Fund
                                         ------------  -----------    ---------    ---------
ASSETS:
Investments (Notes 1, 2, 3 and 4):
  Short-term investments                $    623,025  $          -  $          - $          -
  Owens Corning common stock,
    702,975 shares at $44.875 per
    share (cost $22,295,934)              31,546,003             -             -          -
  Investment in master trust collective
    funds                                          -     7,326,491     2,036,894  6,177,196
Accrued interest income                          647             -             -          -
Due from Owens Corning(Note 1)               544,755        75,086        22,066     55,222
                                        ------------  ------------  ------------------------
    Total assets                        $ 32,714,430  $  7,401,577  $  2,058,960$  6,232,418
                                        ============  ============  ========================
LIABILITIES (Notes 1 and 5):
Accounts payable to brokers and others  $    639,642  $      4,831  $      1,442$      4,121
                                        ------------  ------------  ------------------------

NET ASSETS AVAILABLE FOR BENEFITS
(Notes 1 and 5)                           32,074,788     7,396,746     2,057,518  6,228,297
                                        ------------  ------------  ------------------------
    Total liabilities and net assets
      available for benefits            $ 32,714,430  $  7,401,577  $  2,058,960$  6,232,418
                                        ============  ============  ========================










        The accompanying notes are an integral part of these statements.
                                            -2-
                                       OWENS CORNING
                                 SAVINGS AND SECURITY PLAN

                      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                              AS OF DECEMBER 31, 1995 AND 1994
                                        (Continued)
                                                          1 9 9 5
                                              Supplemental Information By Fund
                                              -------------------------------
                                                           Inter-
                                             Balanced     national
                                               Fund         Fund        Total
                                            ---------    ---------    ---------
ASSETS:
Investments (Notes 1, 2, 3 and 4):
  Short-term investments                $          - $          - $    623,025
  Owens Corning common stock, 702,975
    shares at $44.875 per share
    (cost $22,295,934)                             -            -   31,546,003
  Investment in master trust collective
    funds                                    360,490      570,801   16,471,872
Accrued interest income                            -            -          647
Due from Owens Corning(Note 1)                12,095       14,528      723,752
                                        ------------ ------------ ------------
    Total assets                        $    372,585 $    585,329 $ 49,365,299
                                        ============ ============ ============
LIABILITIES (Notes 1 and 5):
Accounts payable to brokers and others  $        293 $        468 $    650,797
                                        ------------ ------------ ------------
NET ASSETS AVAILABLE FOR BENEFITS
(Notes 1 and 5)                         $    372,292 $    584,861 $ 48,714,502
                                        ------------ ------------ ------------
    Total liabilities and net assets
      available for benefits            $    372,585 $    585,329 $ 49,365,299
                                        ============ ============ ============










        The accompanying notes are an integral part of these statements.
                                            -3-
                                       OWENS CORNING
                                 SAVINGS AND SECURITY PLAN

                      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                              AS OF DECEMBER 31, 1995 AND 1994
                                        (Continued)
                                                         1 9 9 4
                                             Supplemental Information By Fund
                                         ----------------------------------------------


                                          Company  Managed     Indexed      Fixed
                                           Stock   Equity      Equity      Income
                                           Fund     Fund        Fund        Fund
                                        ------------------   ---------  ---------
ASSETS:
Investments (Notes 1, 2, 3 and 4):
  Short-term investments             $   697,356 $      -  $        - $         -
  Owens Corning common stock,
     580,259 shares at
    $31.875 per share
    (cost $17,486,064)                18,495,756        -           -          -
  Investment in master trust
    collective funds                                    -   4,829,496   1,215,346  4,346,525
Accrued interest income                    1,250        -           -          -
Due from Owens Corning (Note 1)          485,402   80,027      18,493     76,724
                                     -------------------------------------------
       Total assets                  $19,679,764  $4,909,523$ 1,233,839$ 4,423,249
                                     ===========================================
LIABILITIES (Notes 1 and 5):
Accounts payable to brokers and others$   692,696 $        -$         -$         -
                                     -------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS
(Notes 1 and 5)                       18,987,068   4,909,523   1,233,839 4,423,249
                                     -------------------------------------------
    Total liabilities and net assets
      available for benefits         $19,679,764  $4,909,523$ 1,233,839$ 4,423,249
                                     ===========================================








        The accompanying notes are an integral part of these statements.
                                       -4-

                                       OWENS CORNING
                                 SAVINGS AND SECURITY PLAN

                      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                              AS OF DECEMBER 31, 1995 AND 1994
                                        (Continued)
                                                          1 9 9 4
                                              Supplemental Information By Fund
                                              --------------------------------
                                                           Inter-
                                             Balanced     national
                                               Fund         Fund        Total
                                            ---------    ---------    ---------
ASSETS:
Investments (Notes 1, 2, 3 and 4):
  Short-term investments                $          - $          - $    697,356
  Owens Corning common stock, 580,259
    shares at $31.875 per share
    (cost $17,486,064)                             -            -   18,495,756
  Investment in master trust collective
    funds                                     80,687      185,781   10,657,835
Accrued interest income                            -            -        1,250
Due from Owens Corning(Note 1)                 4,275       11,209      676,130
                                        ------------ ------------ ------------
    Total assets                        $     84,962 $    196,990 $ 30,528,327
                                        ============ ============ ============
LIABILITIES (Notes 1 and 5):
Accounts payable to brokers and others  $          - $          - $    692,696
                                        ------------ ------------ ------------
NET ASSETS AVAILABLE FOR BENEFITS
(Notes 1 and 5)                         $     84,962 $    196,990 $ 29,835,631
                                        ------------ ------------ ------------
    Total liabilities and net assets
      available for benefits            $     84,962 $    196,990 $ 30,528,327
                                        ============ ============ ============









        The accompanying notes are an integral part of these statements.
                                           -5-
                                       OWENS CORNING
                                 SAVINGS AND SECURITY PLAN

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                    FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                                                  1 9 9 5
                                                      Supplemental Information By Fund
                                           --------------------------------------------

                                              Company      Managed      Indexed        Fixed
                                               Stock       Equity       Equity        Income
                                               Fund         Fund         Fund          Fund
                                         ------------ ------------ ------------ ------------
INVESTMENT INCOME (Notes 2, 3, and 4):
Interest                                $     13,998 $          - $          - $          -
Net interest in master trust
  investment income (loss)                         -    1,118,015      485,399      562,797
Realized gain on disposition of
  investments                                105,409            -            -            -
Unrealized appreciation (depreciation) of
  investment in Owens Corning common stock 8,240,377            -            -            -
                                        ------------ ------------ ------------ ------------
                                           8,359,784    1,118,015      485,399      562,797
                                        ------------ ------------ ------------ ------------
CONTRIBUTIONS (Notes 1 and 5):
Participants                               4,552,962    2,107,032      450,693    1,645,528
Owens Corning                              3,902,075            -            -            -
                                        ------------ ------------ ------------ ------------
                                           8,455,037    2,107,032      450,693    1,645,528
                                        ------------ ------------ ------------ ------------
OTHER:
Distributions to participants (Note 5)   (2,387,229)    (676,740)    (197,526)    (881,878)
Election of redistribution among
  funds (Note 1)                           (674,119)     (29,606)       95,354      496,324
Administrative expenses (Note 1)           (147,924)     (31,478)     (10,241)     (27,132)
Rollovers and other                        (517,829)            -            -        9,409
                                        ------------ ------------ ------------ ------------
                                         (3,727,101)    (737,824)    (112,413)    (403,277)
                                        ------------ ------------ ------------ ------------
    Net increase                          13,087,720    2,487,223      823,679    1,805,048
                                        ------------ ------------ ------------ ------------
NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                       18,987,068    4,909,523    1,233,839    4,423,249
                                        ------------ ------------ ------------ ------------
NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                           $ 32,074,788 $  7,396,746 $  2,057,518 $  6,228,297
                                        ============ ============ ============ ============


        The accompanying notes are an integral part of these statements.
                                          -6-
                                       OWENS CORNING
                                 SAVINGS AND SECURITY PLAN

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                    FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                        (Continued)
                                                          1 9 9 5
                                              Supplemental Information By Fund
                                           --------------------------------
                                                            Inter-
                                             Balanced     national
                                               Fund         Fund        Total
                                         ------------ ------------  -----------
INVESTMENT INCOME (Notes 2, 3, and 4):
Interest                                $          - $          -  $    13,998
Net interest in master trust
  investment income (loss)                    42,115       36,337    2,244,663
Realized gain on disposition of
  investments                                      -            -      105,409
Unrealized appreciation (depreciation) of
  investment in Owens Corning common stock         -            -    8,240,377
                                        ------------ ------------     -----------
                                              42,115       36,337   10,604,447
                                        ------------ ------------  -----------
CONTRIBUTIONS (Notes 1 and 5):
Participants                                 196,240      368,552    9,321,007
Owens Corning                                      -            -    3,902,075
                                        ------------ ------------  -----------
                                             196,240      368,552   13,223,082
                                        ------------ ------------  -----------
OTHER:
Distributions to participants (Note 5)      (27,312)     (48,766)  (4,219,451)
Election of redistribution among funds
  (Note 1)                                   77,746       34,301            -
Administrative expenses (Note 1)             (1,459)      (2,553)    (220,787)
Rollovers and other                                -            -    (508,420)
                                        ------------ ------------  -----------
                                              48,975     (17,018)  (4,948,658)
                                        ------------ ------------  -----------
    Net increase                             287,330      387,871   18,878,871
                                        ------------ ------------  -----------
NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                            84,962      196,990   29,835,631
                                        ------------ ------------  -----------
NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                            $    372,292 $    584,861  $48,714,502
                                        ============ ============  ===========

The accompanying notes are an integral part of these statements.
                                           -7-
                                       OWENS CORNING
                                 SAVINGS AND SECURITY PLAN

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                    FOR THE YEARS ENDED DECEMBER 31, 1995 1994 AND 1993
                                        (Continued)
                                                                  1 9 9 4
                                                      Supplemental Information By Fund
                                            -------------------------------------------

                                              Company      Managed      Indexed        Fixed
                                               Stock       Equity       Equity        Income
                                               Fund         Fund         Fund          Fund
                                          ----------- ------------ ------------ ------------

INVESTMENT INCOME (Notes 2, 3, and 4):
Interest                                 $     8,607 $          - $          - $          -
Net interest in master trust
  investment income (loss)                         -    (331,597)       17,515      118,331
Realized gain on disposition of
  investments                                 53,763            -            -            -
Unrealized appreciation (depreciation)
  of investment in Owens Corning
  common stock (5,327,966)                         -            -            -
                                         ----------- ------------ ------------ ------------
                                         (5,265,596)    (331,597)       17,515      118,331
                                         ----------- ------------ ------------ ------------
CONTRIBUTIONS (Notes 1 and 5):
Participants                               4,362,861    2,110,553      429,578    1,512,410
Owens Corning                              3,072,697            -            -            -
                                         ----------- ------------ ------------ ------------
                                           7,435,558    2,110,553      429,578    1,512,410
                                         ----------- ------------ ------------ ------------
OTHER:
Distributions to participants (Note 5)   (1,927,757)    (630,131)    (197,954)    (682,076)
Election of redistribution among funds
  (Note 1)                                  578,610       85,655     (148,570)    (610,582)
Administrative expenses (Note 1)            (83,295)     (19,410)      (7,330)     (19,286)
Rollovers and other                           20,664       10,143        3,267       1,416
                                         ----------- ------------ ------------ ------------
                                         (1,411,778)    (553,743)    (350,587)  (1,310,528)
                                         ----------- ------------ ------------ ------------
    Net increase                             758,184    1,225,213       96,506      320,213
                                         ----------- ------------ ------------ ------------
NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                        18,228,884    3,684,310    1,137,333    4,103,036
                                         ----------- ------------ ------------ ------------
NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                             $18,987,068 $  4,909,523 $  1,233,839 $  4,423,249
                                         =========== ============ ============ ============

        The accompanying notes are an integral part of these statements.
                                       -8-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                              (Continued)
                                                          1 9 9 4
                                              Supplemental Information By Fund
                                           ----------------------------
                                                            Inter-
                                             Balanced     national
                                               Fund         Fund        Total
                                         ------------ ------------ ------------
INVESTMENT INCOME (Notes 2, 3, and 4):
Interest                                $          - $          - $      8,607
Net interest in master trust
  investment income (loss)                       693      (3,332)    (198,390)
Realized gain on disposition of
  investments                                      -            -       53,763
Unrealized appreciation (depreciation) of
  investment in Owens Corning common stock         -            -  (5,327,966)
                                        ------------ ------------ ------------
                                                 693      (3,332)  (5,463,986)
                                        ------------ ------------ ------------
CONTRIBUTIONS (Notes 1 and 5):
Participants                                  58,031      136,176    8,609,609
Owens Corning                                      -            -    3,072,697
                                        ------------ ------------ ------------
                                              58,031      136,176   11,682,306
                                        ------------ ------------ ------------
OTHER:
Distributions to participants (Note 5)       (2,904)        (882)  (3,441,704)
Election of redistribution among funds (Note 1)29,390      65,497            -
Administrative expenses (Note 1)               (248)        (469)    (130,038)
Rollovers and other                                -            -       35,490
                                        ------------ ------------ ------------
                                              26,238       64,146  (3,536,252)
                                        ------------ ------------ ------------
    Net increase                              84,962      196,990    2,682,068
                                        ------------ ------------ ------------
NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                                 -            -   27,153,563
                                        ------------ ------------ ------------
NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                            $    84,962 $    196,990 $ 29,835,631
                                        ============ ============ ============

        The accompanying notes are an integral part of these statements.
                                          -9-
                                       OWENS CORNING
                                 SAVINGS AND SECURITY PLAN

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                    FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                        (Continued)
                                                                  1 9 9 3
                                                      Supplemental Information By Fund
                                       ------------------------------------------------

                                          Company  Managed     Indexed      Fixed
                                           Stock   Equity      Equity      Income
                                           Fund     Fund        Fund        Fund     Total
                                      --------------------- ---------- ----------  ---------
INVESTMENT INCOME (Notes 2, 3, and 4):
Interest                              $    4,014$        - $        - $        -$     4,014
Net interest in master trust
  investment income                            -   741,576      91,369    180,056  1,013,001
Unrealized appreciation of investment
  in Owens Corning common stock        2,766,520         -           -          -  2,766,520
                                     --------------------- ---------- ---------------------
                                       2,770,534   741,576      91,369    180,056  3,783,535
                                     --------------------- ---------- ---------------------
CONTRIBUTIONS (Notes 1 and 5):
Participants                           3,369,881 1,144,432     414,042  1,557,351  6,485,706
Owens Corning                          2,194,422        -           -          -  2,194,422
                                     --------------------- ---------- ---------------------
                                       5,564,303 1,144,432     414,042  1,557,351  8,680,128
                                     --------------------- ---------- ---------------------
OTHER:
Distributions to participants (Note 5)(1,366,525) (250,355)   (107,059)  (470,393)(2,194,332)
Election of redistribution among funds
  (Note 1)                              (171,299)   69,855     (59,598)   161,042          -
Administrative expenses (Note 1)         (87,246)  (12,336)     (6,462)   (18,067)  (124,111)
Rollovers and other                            -    10,339           -          -     10,339
                                     --------------------- ---------- ---------------------
                                      (1,625,070) (182,497)   (173,119)  (327,418)(2,308,104)
                                     --------------------- ---------- ---------------------
    Net increase                       6,709,767 1,703,511     332,292  1,409,989 10,155,559
                                     --------------------- ---------- ---------------------
NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                   11,519,117 1,980,799     805,041  2,693,047 16,998,004
                                     --------------------- ---------- ---------------------
NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                        $18,228,884$3,684,310  $1,137,333 $4,103,036$27,153,563
                                     ===================== ========== =====================


        The accompanying notes are an integral part of these statements.
                                    -10-
                               OWENS CORNING
                         SAVINGS AND SECURITY PLAN

                       NOTES TO FINANCIAL STATEMENTS



(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING POLICIES

   Operations of the Plan
   ----------------------
   The Owens Corning Savings and Security Plan (the Plan) which was adopted effective January 1, 1990, benefits designated groups of employees of Owens Corning (the Company) and certain subsidiaries. An eligible employee may elect to participate in the Plan on the first day of any month after employment commences by filing an election to participate by the 25th day of the preceding month.

   Administrative expenses of the Plan including professional fees, accounting fees and other administrative expenses are paid by the Plan or the Company at the discretion of the Company. The Plan paid all of administrative expenses in 1995, 1994 and 1993.

   The following descriptions of the Plan provide only general information.
   Participants  should refer to the Plan agreement for  a   more  complete
   description of the Plan provisions.

   Plan Contributions
   ------------------
   Participants may contribute up to 15% of their base pay. All or a portion of the participants' contributions may be designated at the participants' option as deferred income which, pursuant to Section 401(k) of the Internal Revenue Code, is not subject to federal income tax until such amounts are distributed to the participants. The Plan requires participant contributions to be remitted to the Plan's trustee, Citibank N.A., New York, (the Trustee) on a monthly basis.

   The Company makes up to a 50% matching contribution for participant contributions up to 7% of the participant's base pay at certain plant locations.

   Effective January 1, 1992, the Plan was amended to provide a retirement contribution equal to a specified percentage of eligible pay (which percentage varies by employee group) for participants who work at a plant or business unit where a defined benefit pension plan is not available.

   The Company may, at its option, make Company contributions in the form of cash or shares of common stock of the Company which are valued at the market value of the shares on the tenth trading day of the month in which the contribution is to be made. Contributions are remitted to the Trustee on or before the last day of the month following employee contributions. The Company satisfied a portion of its plan liability in 1994 through contribution of 29,559 shares of common stock of the Company valued at $987,011. No Company contributions in the form of shares of common stock were made in 1995 and 1993.
                                     -11-
                                 OWENS CORNING
                           SAVINGS AND SECURITY PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING POLICIES (Continued)

   Plan Investment Options
   -----------------------
   Each participant elects to have his contribution invested in 10% increments among the investment funds made available under the Plan. Currently, the following six investment funds are available to participants:

   Company Stock Fund
   ------------------
   Consists primarily of investments in Owens Corning common stock.

   Managed Equity Fund
   -------------------
   Presently invested primarily in shares of the Acorn Fund, Inc., which invests principally in domestic and foreign common stocks, but may also include securities convertible into common stocks and equity securities of a class different than common stock.

   Indexed Equity Fund
   -------------------
   Presently invested primarily in a group trust maintained by Wells Fargo Bank, N.A. which consists of a portfolio of equity securities maintained to approximate the total rate of return of the securities of the companies whose stocks make up the Standard & Poors' Composite Index.

   Fixed Income Fund
   -----------------
   Presently invested primarily in the Pacific Investment Management Company (PIMCO) Low Duration Fund, which invests in a variety of short-term securities such as bonds, notes and debentures, having a maturity of no longer than three years.

   Balanced Fund
   -------------
   Presently invested primarily in the Dodge & Cox Balanced Fund, which invests in both debt and equity securities.

   International Fund
   ------------------
   Presently invested primarily in the Templeton Group Foreign Fund, which invests in stocks and debt securities of companies and governments outside the United States.
                                        -12-
                                 OWENS CORNING
                           SAVINGS AND SECURITY PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING POLICIES (Continued)

   The Company matching contributions are invested only in Company common stock. The Trustee, at its sole discretion subject to any provisions in the trust agreement, may hold any portion of any contributions in cash which it considers necessary to meet anticipated disbursements. Company contributions under the retirement contribution, for participants who work at a plant or business unit where a defined benefit pension plan is not available, are invested as participants direct among the plan's investment funds.

   Participants may change their investment options, contribution rate  and
   redistribute   their   account  balances  monthly.    Participants   may
   discontinue their contributions to the Plan at any time.

   The number of employees with a portion of their account invested in each fund at December 31, 1995, was as follows:

   Company    Managed     Indexed     Fixed                  Inter-
   Stock      Equity      Equity      Income    Balanced     national
   Fund       Fund        Fund        Fund      Fund         Fund
   -------    --------    -------     -------   --------     --------
   5,760        2,106      1,057      2,023         354          491

   Basis of Accounting
   -------------------
    The accompanying financial statements have been prepared on the accrual basis. Investments are reported at quoted market value. Participants' withdrawal requests received by the plan administrator before year end but not yet distributed to the participants are included as a component of net assets available for benefits.

   Use of Estimates

    The  preparation of financial statements in conformity  with  generally
accepted                          accounting principles requires management
to  make  estimates and assumptions that affect        the reported amounts
of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future
events could alter such           estimates.


   Income Taxes
   ------------
             The Internal Revenue Service (IRS) has issued a determination letter dated March 27, 1996 stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust is exempt from taxation under Section 501(a) of the Code. Participants generally are not subject to Federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for Federal tax purposes that portion of their contribution so designated, subject to certain limitations, until such time as it is withdrawn from the Plan.

                                     -13-
                                 OWENS CORNING
                           SAVINGS AND SECURITY PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)



(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING POLICIES (Continued)

    Proceedings in the Event of Plan Termination
    --------------------------------------------
             Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the plan accounts of each participant not previously vested would fully vest. Participants would, in accordance with the terms of the Plans, receive their contributions to the Plan as well as Company contributions to the Plan on their behalf and the earnings on those contributions.


(2)  INVESTMENTS

              Investments of the Plan are held in the Owens Corning Savings Plans Master Trust (Master Trust) maintained by the Trustee for the Plan and another savings plan of the Company. Investments in the Company Stock Fund are separately identified to the Plan. Investments in the Managed Equity Fund, Indexed Equity Fund, Fixed Income Fund, Balanced Fund, and International Fund are commingled for investment purposes.

              The Plan has a proportionate claim on the net assets of the commingled funds and receives a proportionate share of the investment income of said funds. Following is a summary of the Master Trust financial statements for the commingled funds and the Plan's interest in net assets by fund as of and for the year ended December 31, 1995:
                                     -14-
                                 OWENS CORNING
                           SAVINGS AND SECURITY PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


(2)  INVESTMENTS (Continued)


                            Shares/                 Current or
                           Contract                  Contract          Plan
                            Value         Cost         Value          Interest
                           ---------     ------     -----------       --------
ASSETS:

Investments-

Managed Equity Fund:
- --------------------
Liquid Reserve Fund
  Commingled Employee
  Benefit Trust          $  211,625   $  211,625   $  211,625        .1242

Acorn Fund, Inc.          4,322,946   43,260,104   58,792,069        .1242

Accrued interest and
  dividends                     N/A          N/A          880        .1239
                                                   -----------
                                                   $59,004,574
                                                   -----------
Indexed Equity Fund:
- --------------------
Liquid Reserve Fund
  Commingled Employee
  Benefit Trust          $   55,737   $   55,737   $   55,737       .1337

Wells Fargo Bank, N.A.
  Index Equity Fund         840,567   11,570,307   15,181,052       .1337

Accrued interest and
  dividends                     N/A          N/A          242       .1322
                                                   -----------
                                                   $15,237,031
                                                   -----------

                                     -15-
                                OWENS CORNING
                          SAVINGS AND SECURITY PLAN

                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)

(2)  INVESTMENTS (Continued)

                            Shares/                 Current or
                           Contract                  Contract          Plan
                            Value         Cost         Value          Interest
                           ---------     ------     -----------       --------
Fixed Income Fund:
- ------------------
Liquid Reserve Fund
  Commingled Employee
  Benefit Trust             $127,222  $  127,222   $   127,222         .1476

Pacific Investment
  Management Company
  Low Duration Fund        4,126,568  40,997,798    41,719,601         .1476

Accrued interest and
  dividends                      N/A         N/A           155         .1484
                                                   -----------
                                                   $ 41,846,978
                                                   -----------
Balanced Fund
- -------------
Liquid Reserve Fund
  Commingled Employee
  Benefit Trust             $ 32,266  $  32,266      $   32,266       .0708

Dodge & Cox Balanced
  Fund                        92,598  4,680,620       5,055,872       .0708

Accrued interest and
  dividends                      N/A       N/A              170       .0706
                                                   -----------
                                                   $ 5,088,308
                                                   -----------
International Fund
- ------------------
Liquid Reserve Fund
  Commingled Employee
  Benefit Trust            $ 45,277  $  45,277       $  45,277       .1059


Templeton Foreign Fund      582,137  5,485,980       5,344,021       .1059

Accrued interest and
  dividends                     N/A        N/A             215       .1070
                                                   -----------
                                                   $ 5,389,513
                                                   -----------

Net assets in Master Trust                        $126,566,404
                                                   ===========

                                         -16-
                                    OWENS CORNING
                              SAVINGS AND SECURITY PLAN

                            NOTES TO FINANCIAL STATEMENTS
                                     (Continued)


(2)  INVESTMENTS (Continued)

                                      1995
                      Managed    Indexed        Fixed               Inter-
                       Equity     Equity       Income  Balanced    national
                        Fund        Fund        Fund     Fund        Fund      Total
                   ----------    ----------   ------  ----------- --------------------

INVESTMENT INCOME:

Interest          $   16,316    $    4,477   $  72,623 $   2,788   $    4,080  $  100,284
Dividends          4,640,843           365   2,446,454   199,294      293,823   7,580,779

Realized gain (loss)
  on disposition of
  investments        511,398         8,103     (88,712)     (96)           -      430,693

Change in unrealized
  appreciation
  (depreciation)
  of investments   4,356,335     3,704,936   1,649,809  398,945      31,093    10,141,118
                    ---------- -------------------------------- ----------------------
                  $9,524,892    $3,717,881 $ 4,080,174 $600,931 $   328,996   $18,252,874
                    ========== ================================ ======================


                                         -17-
                                    OWENS CORNING
                              SAVINGS AND SECURITY PLAN

                            NOTES TO FINANCIAL STATEMENTS
                                     (Continued)
(2)  INVESTMENTS (Continued)

                                      1994

                      Managed    Indexed        Fixed               Inter-
                       Equity     Equity       Income  Balanced    national
                        Fund        Fund        Fund     Fund        Fund      Total
                   ----------    ----------   ------  ----------- --------------------

INVESTMENT INCOME:

Interest          $    9,459   $  3,122   $  699,169   $     542  $       986  $ 713,278
Dividends          2,483,356    201,648    1,668,162      39,283      123,017  4,515,466

Realized gain
 (loss) on
 disposition of
 investments       1,697,490  2,958,570    (363,796)       2,558           -   4,294,822

Change in unrealized
  appreciation
  (depreciation)
  of investments  (8,214,698)(3,027,224)   (808,234)     (23,694)   (173,051)(12,246,901)
                    ---------- -------------------------------- ----------------------
                    $(4,024,393)$  136,116$ 1,195,301$    18,689$   (49,048)$(2,723,335)
                    ========== ================================ ======================





                                         -18-
                                    OWENS CORNING
                              SAVINGS AND SECURITY PLAN

                            NOTES TO FINANCIAL STATEMENTS
                                     (Continued)
(2)  INVESTMENTS (Continued)

                                                         1993

                      Managed     Indexed       Fixed
                       Equity      Equity      Income
                       Fund        Fund       Fund        Total
                    -----------  ----------------------------------
INVESTMENT INCOME:

Interest            $   15,612  $   5,024   $ 2,452,724  $ 2,473,360
Dividends            2,391,153    262,096             -    2,653,249

Realized gain (loss)
  on disposition of
  investments          315,289          -             -      315,289

Change in unrealized
  appreciation
  (depreciation)
  of investments     9,357,478    648,373       (87,664)   9,918,187
                   ----------- ----------  ------------  ------------
                   $12,079,532  $ 915,493   $ 2,365,060  $15,360,085
                   =========== =====================   ============



                            -19-
                       OWENS CORNING
                 SAVINGS AND SECURITY PLAN

               NOTES TO FINANCIAL STATEMENTS
                        (Continued)



 (2)INVESTMENTS (Continued)

 Investments are reported at quoted market value in all funds in 1995, 1994 and 1993 except guaranteed investment contracts in the Fixed Income Fund which were valued at the contract value (Contract Value) in 1994 and 1993. Changes in unrealized appreciation and depreciation are reflected as changes in net assets available for benefits. Purchase and sales are recorded on the trade date basis. Realized gain and loss on sale of investments is computed using average cost.


 (3)UNREALIZED APPRECIATION/DEPRECIATION OF INVESTMENTS

 Unrealized   appreciation/depreciation,   equal    to    the
  difference between cost and quoted market value of investments, is recognized in determining the value of each fund except for certain investments in the Fixed Income Fund which were carried at Contract Value in 1994 and 1993. The change in unrealized appreciation/depreciation during each of the three years ended December 31, 1995, is set forth below. The balances for the Managed Equity Fund, Indexed Equity Fund, Fixed Income Fund, Balanced Fund and International Fund are the commingled amounts in the Master Trust, while the Company Stock Fund amounts are specific to the Plan. See Note 2 for the Plan's ownership in the commingled funds.
                                         -20-
                                    OWENS CORNING
                              SAVINGS AND SECURITY PLAN

                            NOTES TO FINANCIAL STATEMENTS
                                     (Continued)

(3)     UNREALIZED APPRECIATION/DEPRECIATION OF INVESTMENTS (Continued)
                                          1995

                     Company   Managed    Indexed    Fixed                Inter-
                      Stock     Equity     Equity   Income     Balanced    national
                       Fund      Fund       Fund     Fund        Fund        Fund
                  ---------------------- --------- ---------   ---------  ---------
Unrealized
  appreciation
  (depreciation)
  at January 1,
  1993              $3,571,138 $10,032,849 $2,284,659  $(32,107) $     -   $     -
Change in
  unrealized
  appreciation
  (depreciation)
  during 1993        2,766,520   9,357,478    648,373   (87,664)       -         -
                  ---------------------- ----------------------------------------
Unrealized
 appreciation
 (depreciation) at
 December 31, 1993   6,337,658  19,390,327  2,933,032  (119,771)       -         -
Change in unrealized
  appreciation
  (depreciation)
  during 1994       (5,327,966) (8,214,698)(3,027,224) (808,234) (23,694) (173,051)
                  ---------------------- ----------------------------------------
Unrealized appreci-
  ation (depreci-
  ation) at December
  31, 1994           1,009,692  11,175,629    (94,192) (928,005)  (23,694)(173,051)
Change in unrealized
  appreciation
  (depreciation)
 during 1995         8,240,377   4,356,335  3,704,936 1,649,809   398,945   31,093
                  ---------------------- ----------------------------------------
Unrealized appreci-
  ation (depreciation)
  at December 31,
 1995              $ 9,250,069 $15,531,964 $3,610,744 $721,804 $  375,251$(141,958)
                  ====================== ========================================

                            -21-
                       OWENS CORNING
                 SAVINGS AND SECURITY PLAN

               NOTES TO FINANCIAL STATEMENTS
                        (Continued)



(4) REALIZED GAINS/LOSSES

    Gains or losses are realized when investments are sold.


(5) VESTING, FORFEITURES AND DISTRIBUTIONS

     Company contributions and earnings thereon vest at the rate of 20% on each year following date of hire by the participant with the Company. Employees with at least five years of employment are fully vested in all Company contributions. Such amounts also become fully vested upon the participant attaining 65 years of age, termination of the participant's employment due to a permanent plant closing, retirement, disability or death, termination of the Plan, or permanent discontinuance of the prescribed Company contributions to the Plan. Such vested contributions and earnings thereon are automatically distributable upon attaining 65 years of age or death. If termination of employment occurs for any reason other than attaining 65 years of age or death, the participant's account will become distributable at 65 years of age or death unless an election for immediate distribution is filed within 60 days of termination with the Plan administrator.

     Participants may elect to withdraw all or any part of the value of their contributions excluding contributions designated as deferrals on a semi-annual basis. Withdrawals of deferrals may only be made prior to termination of employment upon proof of financial hardship deemed adequate by the Plan administrator. However, upon attainment of age 59-1/2 years, participants may elect to withdraw deferrals and earnings thereon. Participants who voluntarily terminate or are terminated for cause will forfeit the nonvested portion of the Company contributions and related earnings which are applicable to the distribution. Forfeitures are applied to reduce subsequent Company contributions to the Plan. The market value forfeited by employees receiving distributions from the Plan was approximately $24,000 in 1995, $19,000 in 1994 and $7,000 in 1993.

     Participants may elect to receive their distributions from the Company Stock Fund in the form of cash or Company stock. Stock distributions totaled 15,252 shares of stock valued at $521,000 in 1995, 9,638 shares of stock valued at $350,000 in 1994, and 2,166 shares of stock valued at $90,000 in 1993.

     Participants' requests for cash withdrawals made prior to December 31, 1995, and subsequently paid were as follows:

             Company Stock Fund           $  57,556
             Managed Equity Fund             13,306
             Indexed Equity Fund                  -
             Fixed Income Fund               49,585
             Balanced Fund                      898
             International Fund               2,444
                                          ----------
                                         $  123,789
                                          ==========

                            -22-
                       OWENS CORNING
                 SAVINGS AND SECURITY PLAN

               NOTES TO FINANCIAL STATEMENTS
                        (Continued)



(5) VESTING, FORFEITURES AND DISTRIBUTIONS (Continued)

     Participants' requests for distributions in the form of Company stock made prior to December 31, 1995, and subsequently distributed were 121 shares of stock valued at $5,400.


(6)  SUBSEQUENT EVENT

     Subsequent to year end Owens Corning adopted several amendments revising the Savings and Security Plan. The most significant amendments affect the Company matching and profit sharing contributions and the vesting schedule applicable to certain employee groups.
     Effective January 1,  1996, the  Company's       matching
     contribution  will  be  lowered  from   50% to 35%  of
     participant contributions up to 10% of base salary for certain covered employee groups. Also effective in the 1996 plan year, the Company may, at its discretion, make an annual Profit Sharing Contribution to the plan on behalf of one or more covered employee groups. One-half of the Company's annual Profit Sharing Contribution, if any, will be invested exclusively in Company stock. Effective January 1, 1996, a new vesting schedule was adopted whereby certain covered employee groups become 100% vested in Company contributions and earnings thereon after three years of completed service, however, affected employees with less than three years of service on the effective date will continue to vest at the rate of 20% per year until they reach three years of service at which time they will become 100% vested
                                      -23-
                                  OWENS CORNING
                            SAVING AND SECURITY PLAN

                           EIN: 34-4323452     PN: 014                             SCHEDULE
                                        I

           Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1995

                                                                    Current
     Identity of Issuer         Description of Investment           Cost              Value

     *Citibank, N.A.            623,025 shares of Liquid            $   623,025      $   623,025
                                Reserve Fund Commingled
                                Employee Benefit Trust

     *Owens Corning             702,975 shares of common            $22,295,934      $31,546,003
                                stock

     *Citibank, N.A.            Investment in master trust          $13,943,072      $16,471,872
                                collective funds
                                                                    $36,862,031      $48,640,900














* Represents a party in interest
                                               -24-
                                  OWENS CORNING
                            SAVING AND SECURITY PLAN

                             EIN: 34-4323452     PN: 014           SCHEDULE II

                 Item 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                 Current
                                                                                Value at

                Description               Purchase     Sales   Cost of  Transaction    Net Gain/
Party Involved  of Asset     Transactions   Price      Price    Asset     Date          (Loss)

*Citibank, N.A. Purchase of     51       $8,035,641       N/A$8,035,641$8,035,641        N/A
                shares of
                Liquid Reserve
                Fund Commingled
                Employee
                Benefit Trust

*Citibank, N.A. Sale of         47              N/A$8,109,972$8,109,972$8,109,972        $-
                8,109,972
                Shares of
                Liquid Reserve
                Fund Commingled
                Employee
                Benefit Trust


*Owens Corning  Purchase of     19      $5,725,337       N/A$5,725,337 $5,725,337        N/A
                150,724
                shares of
                Owens Corning
                common stock.



*Owens Corning  Sale of 12,756    1           N/A  $500,018$   394,609 $500,018       $105,409
                shares of Owens
                Corning Common
                Stock
